ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated November 8, 2012

Master Limited Partnerships (MLPs)	ETRACS

ETRACS Alerian MLP Infrastructure Index

Profile		Ticker: MLPI
Underlying Index	Alerian MLP Infrastructure Index (AMZI)
Issuer	UBS AG	Key features Quarterly income potential Tax administration benefit Convenience of an exchange- traded security
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
Current Annual Index Yield[2]	6.00%
CUSIP	902641646
Primary Exchange	NYSE Arca
Initial Trade Date	March 31, 2010
Maturity Date	April 2, 2040
Annual Tracking Fee (%)	0.85% accrued on a daily basis
See “Selected risk considerations” and the disclaimer for more information.

About the ETN	About the Index

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The ETRACS Alerian MLP Infrastructure Index exchange-traded note, is designed to track the performance of the Alerian MLP Infrastructure Index (the “Index”) and pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less investor fees.

The Index, comprised of 25 energy infrastructure MLPs is a liquid, midstream-focused subset of the Alerian MLP Index (NYSE: AMZ). The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index. The Index was created in March 2008 and has no performance history prior to that date.

Historical returns

	Since Index Inception
	Total Return	Annualized Return	6 Months*	1 Year*	3 Years*
Alerian MLP Infrastructure Index Total Return	116.35%	18.18%	3.38%	15.13%	24.73%
Alerian MLP Index Total Return	109.20%	17.33%	4.59%	15.00%	24.11%
S&P 500® Index Total Return	17.59%	3.57%	2.16%	15.16%	13.20%
S&P 500 Utilities® Index Total Return	19.11%	3.86%	5.58%	10.51%	13.93%
Dow Jones-UBS Commodity IndexSM Total Return	-26.64%	-6.49%	1.08%	-4.42%	2.77%

Historical results for the period from March 20, 2008 through October 31, 2012.

Source: Bloomberg

*Returns shown for periods less than a year are total returns and returns for periods greater than a year are annualized returns. Historical information presented is as of October 31, 2012 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index Comparisons	Characteristics
	Number of holdings: 25 MLPs
	Top 10 Holdings
	Kinder Morgan Energy Partners LP	KMP	9.48%
	Enterprise Products Partners LP	EPD	9.45%
	Plains All American Pipeline LP	PAA	7.07%
	Energy Transfer Partners LP	ETP	7.04%
	ONEOK Partners LP	OKS	6.82%
	Magellan Midstream Partners LP	MMP	6.69%
	Enbridge Energy Partners LP	EEP	4.86%
	Williams Partners LP	WPZ	4.84%
	MarkWest Energy Partners LP	MWE	4.82%
	El Paso Pipeline Partners LP	EPB	4.40%
The graph illustrates the historical returns of the Index from March 20, 2008 through October 31, 2012 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.	Source: Alerian; as of the September 21, 2012 quarterly rebalancing

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

ETN overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs have a relatively low historical correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of investing in MLPI

Exposure to a portfolio of energy infrastructure MLPs through a single investment.

Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees. If the MLPs do not make distributions, or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Tax administration — The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETRACS ETNs are fully exposed to any decline in the level of the Index, as measured by the VWAP Level. If the increase in the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Annual Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the level of the Index, as measured by the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or call, or upon early redemption.

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Payment based on VWAP Level— The payment on the ETRACS ETNs at maturity, call, or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the ETRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

•	Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in March

2008. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Potential over-concentration in a particular industry — There is only one industry – energy – related to the MLPs included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

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Minimum redemption amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date, the Call Settlement Date or the Acceleration Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs at any time as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETRACS ETNs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5 Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Email: etracs@ubs.com Website: etracs.com

1The issuer credit rating as of October 31, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2The Current Annual Index Yield as of September 28, 2012 is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a/ Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

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